FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: JULY 2002

P.E
7/1/02

SEC Registration Number 0-18670

NORTHERN DYNASTY MINERALS LTD.
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. News release dated July 15, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN DYNASTY MINERALS LTD.

SHIRLEY MAIN

July 18, 2002

NORTHERN DYNASTY MINERALS LTD.
1020- 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684- 6365 Fax 604 684 - 8092
1 800 667- 2114

THREE NEW DISCOVERIES MADE BY INITIAL EXPLORATION DRILLING IN GIANT GOLD-COPPER-MOLYBDENUM SYSTEM, ALASKA

July 15, 2002, Vancouver, BC – Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture Exchange: NDM) is pleased to announce that three important new discoveries have been made by an initial wildcat exploration drilling program at the Pebble Project located in southwestern Alaska. The program consisted of 41 widely-spaced core holes (5,300 metres) within the 89 square km copper-gold-molybdenum mineralized system that extends 21 km southwest of the known 1 billion tonne Pebble deposit. Northern Dynasty has received drill site permits for 141 new holes from the State and plans to commence delineation drilling of the discoveries on August 1, 2002 utilizing two drill rigs.

Copper-Gold-Molybdenum Porphyry Discovery (Holes 34 and 38)

A new copper-gold-molybdenum porphyry deposit was discovered by drill holes 34 and 38, spaced 450 metres apart, and located 12 km southwest of the Pebble deposit. Both holes encountered wide intervals of gold-copper-molybdenum porphyry-style mineralization. Hole 34 intersected 64 metres grading 0.30% copper and 0.20 grams gold/tonne. Hole 38 intersected 160 metres grading 0.32% copper and 0.33 grams gold/tonne. Assay results show excellent continuity of mineralization and correlation between gold and copper values. It is currently not known where in the overall deposit these two holes have pierced. The new porphyry copper-gold-molybdenum discovery is wide open in all directions and occurs in a 10 square km covered area associated with a very extensive IP chargeability anomaly. The closest drill hole to the discovery is located 1.9 km to the east. For locations and details of holes 34 and 38 see attached map and table below.

Copper-Gold Skarn Discovery (Hole 37)

Substantial copper-gold values in chalcopyrite-pyrrhotite skarn-style mineralization were encountered in drill hole 37, located 16 km to the southwest of the Pebble deposit and 5 km west of hole 38. Drill hole 37 intersected 79 metres grading 0.40% copper and 1.00 grams gold/tonne which included 6.5 metres grading 3.63 grams gold/tonne and 1.72% copper. This newly-discovered copper-gold body is associated with a very strong, kilometre-long, east-west trending gold-copper soil geochemical anomaly that is open-ended in both directions. For location and details of hole 37 see attached map and table below.

High-Grade Gold Discovery (Hole 25)

High grade gold was encountered 5 km south of the Pebble deposit. Drill hole 25 intersected 28.90 grams gold/tonne over 6.1 metres. This hole is situated within an intense gold in soil geochemical anomaly, measuring 800 metres by 800 metres, and is 350 metres southwest of historic Teck Cominco drill hole number 9, which intersected an interval grading 33.90 grams gold/tonne over 1.5 metres. The discovery is open in all directions. For location and details of hole 25 see attached map and table below.

New Discoveries
Table of Assay Results

Discovery Drill Hole	From (metres)	To (metres)	Interval (metres)	Interval (feet)	Cu (%)	Au (g/t)	Mo (%)
25	70.1	76.2	6.1	20.0	-	28.90	-
34	21.3	85.3	64.0	210.0	0.30	0.20	0.01
37	14.9	93.9	79.0	259.0	0.40	1.00	-
incl.	47.4	53.9	6.5	21.5	1.72	3.63	-
38	35.4	195.1	159.7	524.0	0.32	0.33	0.01
incl.	150.9	188.6	37.7	123.7	0.40	0.45	0.02

Northern Dynasty plans to commence delineation drilling of the new discoveries on August 1, 2002. At the new copper-gold-molybdenum porphyry deposit, grid-style drilling will begin to determine the volume, grade and geometry of this deposit and to locate its high-grade core zone. In addition, systematic drilling will be conducted along the strong, east-west geochemical trend associated with the new copper-gold skarn discovery. At the high-grade gold discovery, a detailed evaluation in the field and of all available data will be made to plan an effective delineation program for this discovery. Based on the success of the initial drill program, Northern Dynasty is also planning another phase of wildcat drilling, designed to make more discoveries within the giant 89 square km sulphide system.

Mark Rebagliati, P.Eng, Geological Consultant and Qualified Person to Northern Dynasty Minerals Ltd. (NDM), is supervising the quality control, quality assurance program for the Pebble Project. Mark Rebagliati led the exploration teams that discovered the Kemess South and Mount Milligan porphyry copper-gold deposits in British Columbia. NQ2 (5.1cm) diameter core is transported by helicopter from the drill rig to NDM's secure facility at Iliamna, Alaska for logging and sampling. Samples averaging 3.0 m in core length are taken from mechanically split one-half drill core and transported by commercial airfreight to Anchorage. They are shipped by commercial surface transport to ALS Chemex Labs Ltd., Fairbanks, for drying, weighing, crushing, pulverization and quality control preparation. Sample pulps are shipped by airfreight to ALS Chemex Labs Ltd., North Vancouver, Canada for analysis. The North American operations of ALS Chemex are ISO 9002 certified. The determination of gold (Au) content is by 30 g Fire Assay (FA) fusion with lead as a collector and an Atomic Absorption Spectroscopy (AAS) finish with results reported in parts per billion (ppb). Results greater than 10,000 ppb Au are re-analyzed by 1 assay ton FA fusion with a gravimetric finish and reported in troy ounces per short ton. Drill holes exhibiting porphyry-style mineralization are assayed for copper (Cu) and molybdenum (Mo) by Aqua Regia (AR) digestion AAS finish with results reported in ppm. All samples are analyzed for Cu and Mo, and 32 additional elements by AR digestion Inductively Coupled Plasma – Atomic Emission Spectroscopy (ICP-AES). Copper and gold standard reference samples are included by NDM in addition to the laboratory's internal quality control work.

Northern Dynasty is a Hunter Dickinson managed company with 13,182,943 shares outstanding. Hunter Dickinson companies have a strong track record of success in exploring and developing large copper-gold porphyry projects that have yielded exceptional returns for their shareholders. Northern Dynasty holds options to purchase a 100% interest in the known Pebble deposit with no underlying royalties by November 30, 2003 and to earn a minimum 50% interest in the surrounding claims by December 31, 2006.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit the Company's website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com.


Prudhoe
ALASKA
YUKON
Fairbanks
Dawson City
Anchorage
Whitehorse
Skagway
Pebble
500 Million Tonne
Deposit Block
N
Pebble
Deposit
(1 BILLION TONNES)
25
Outline of Sulphide
System
(Target Area for
Cu-Au-Mo
Deposits)
38
34
37
Property
Boundary
Sulphide System (89km²)
5000 Metres
20,000 Feet

PEBBLE PROJECT

Property Map Showing Location of Discovery Holes